Exhibit 99

MINE SAFETY

At Alcoa, we strive to work safely in a manner that protects and promotes the health and well-being of our employees, contractors, and the communities in which we operate because it is fundamentally the right thing to do. Despite uncertainties and economic challenges, during 2010 we remained committed to living our values and managing risks accordingly. Forty-eight percent (48%) of our global locations reported no recordable injuries, and eighty-two percent (82%) reported zero lost work days. In our 2010 Employee Global Voices Survey “I work in an environment that promotes safety” led all positive responses (82%) by employees participating in the survey.

Our health and safety systems are anchored by committed people who are actively engaged and effectively supporting a safe work environment; safe work methods; and overall production system stability. Each day, people at all levels proactively monitor and intervene to defend against weaknesses that develop in our safety systems by identifying potential hazards and error-likely situations and responding to eliminate or control them.

In the table below there are disclosures involving the Point Comfort alumina refinery. All citations have been or are being addressed. None constituted an imminent danger.

Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data

Certain of our U.S. facilities are subject to regulation by the Mine Safety and Health Administration (MSHA) under the U.S. Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects these facilities on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Whenever MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation. Citations or orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed.

We believe the following mine safety disclosures meet the requirements of section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). However, as of the date of this report, the U.S. Securities and Exchange Commission (the “SEC”) has not issued final rules and regulations under these provisions; therefore, it is possible that any final rules adopted by the SEC will require disclosures to be presented in a different form.

Mine Safety Data. The table and other data below present mine safety information related to our U.S. facilities subject to MSHA regulation, as required by section 1503(a)(1) of the Dodd-Frank Act. The following data reflects citations and orders received from MSHA during the three month and one year periods ended December 31, 2010, as reflected in the MSHA system on December 31, 2010, and the proposed penalties received from MSHA during such periods.

	Quarter Ended December 31, 2010
	§104 (3)	§104(b) (4)	§104(d) (5)	§110(b)(2) (6)	§107(a) (7)	Proposed Penalties (8)
Mine or Operation (1) :
Point Comfort, TX Alumina Refinery (2)	2	0	1	0	0	$333,005.00
Sandow Mine, Rockdale, TX (2)	0	0	0	0	0	$0.00

	Year Ended December 31, 2010
	§104 (3)	§104(b) (4)	§104(d) (5)	§110(b)(2) (6)	§107(a) (7)	Proposed Penalties (8)
Mine or Operation (1) :
Point Comfort, TX Alumina Refinery (2)	20	0	2	0	0	$353,701.00
Sandow Mine, Rockdale, TX (2)	1	0	0	0	0	$100.00

(1)    MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities. The information provided in this table is presented by mine or operation rather than MSHA identification number because that is how we manage and operate our business, and we believe that this presentation is more useful to investors.

(2)    Under the Interagency Agreement dated March 29, 1979 between MSHA, U.S. Department of Labor and The Occupational Safety and Health Administration, U.S. Department of Labor, alumina refineries (such as Alcoa’s Point Comfort facility) are subject to MSHA jurisdiction. As noted in this report, power for Alcoa’s Rockdale, TX smelter was historically supplied from generating units that used lignite supplied by the company’s Sandow Mine. Upon completion of lignite mining in the Sandow Mine in 2005, lignite supply transitioned to the formerly Alcoa-owned Three Oaks Mine. Alcoa now conducts remediation and rehabilitation activities at the Sandow Mine.

(3)    Represents the total number of citations issued by MSHA under section 104 of the Mine Act, for violations of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated. This includes the citations listed under the column headed §104(d).

(4)    Represents the total number of orders issued under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.

(5)    Represents the total number of citations and orders issued by MSHA under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.

(6)    Represents the total number of flagrant violations identified by MSHA under section 110(b)(2) of the Mine Act.

(7)    Represents the total number of imminent danger orders issued under section 107(a) of the Mine Act.

(8)    Amounts represent the total dollar value of proposed assessments received from MSHA during the three months or year ended December 31, 2010.

During the three months and year ended December 31, 2010, we had no mining related fatalities, and none of our mining operations received written notice from MSHA of a pattern of, or the potential to have a pattern of, violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act.

The Federal Mine Safety and Health Review Commission (the “Commission”) is an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act. As of December 31, 2010, we have a total of 14 matters pending before the Commission, all relating to the Point Comfort facility. These concern citations, orders or proposed assessments issued by MSHA during the year ended December 31, 2010, but before the fourth quarter of 2010.